DU PONT

DuPont Canada

02034188

DuPont Canada Inc.
P.O. Box 2200, Streetsville
Mississauga, Ontario
L5M 2H3
Telephone (905) 821-3300
Fax (905) 821-5110

File 82-19
DuPont Canada Inc.

May 3, 2002

Securities & Exchange Commission
450 5th Street, NW
Judiciary Plaza
Washington, DC 20549 U.S.A.

Re: File 82-19
DUPONT CANADA INC.

SUPPL

Dear Sir or Madam:

Please be advised that on May 3, 2002 the Board of Directors of DuPont Canada Inc. declared the following dividend:

A dividend for the quarter ending June 30, 2002 of ten cents (10¢) per share on the Class A Common Stock is hereby declared from earnings, payable July 31, 2002 to shareholders of record on July 2, 2002.

This information is provided pursuant to the exemption set forth in Rule 12g 3-2 (b) (1).

Yours very truly,

DUPONT CANADA INC.

Carolyn Harkness
Administrative Assistant

dlw 5/20

P:\secretarial\dividend\SEC-US.DOC

DuPont Canada announces leadership change

MISSISSAUGA, ONTARIO, May 3, 2002 - Dave Colcleugh, Chairman, President and Chief Executive Officer of DuPont Canada Inc. (TSE: DUP.A), announced his succession plans today at the company's annual meeting. Mr. Colcleugh, effective January 1, 2003, will continue as chairman of DuPont Canada's Board of Directors and hand over the president and CEO roles to Doug Muzyka, currently President and General Manager of DuPont Mexico.

"It is with a great deal of pleasure and pride that I announce Doug's appointment. He is very qualified for this role, with his many years of progressive experience in DuPont Canada and with DuPont in the United States, Asia Pacific and Mexico," said Mr. Colcleugh. "With Doug's wealth of expertise, I am confident that he is the ideal choice to continue building DuPont Canada's strengths, including our core values, business direction, customer focus and product excellence."

"DuPont Canada has outstanding people, a strong competitive position in key markets and significant growth potential," said Mr. Muzyka. "I'm looking forward to returning to work with the DuPont Canada team and execute our successful strategy to continue achieving rapid, sustainable growth in stakeholder value."

Mr. Muzyka was born in Saskatoon, Saskatchewan, and is a graduate of the University of Western Ontario. He completed additional research for his doctorate at the Université de Technologie de Compiègne in France. He joined DuPont Canada in 1985 as a research scientist and held a variety of North American research management roles before relocating in 1994 to become Director of Technology and New Business Development for DuPont Nylon, Asia Pacific. Mr. Muzyka moved to the United States in 1998 to become Business Director for the worldwide Nylon Industrial Specialties business unit, a position he held until his

appointment as President and General Manager of DuPont Mexico in January 2001. DuPont Canada shareholders elected Mr. Muzyka to the DuPont Canada Board of Directors at today's annual meeting.

Mr. Colcleugh was born in Fort Erie, Ontario, and is a graduate of the University of Toronto. He did post-doctoral research at the University of Cambridge. He joined DuPont Canada in 1963 as a research engineer at the Kingston site. During his career, he has held a number of senior management positions in DuPont Canada, and he worked as principal consultant for DuPont's Corporate Plans division in the United States. Prior to becoming Chairman, President and CEO of DuPont Canada in 1997, Mr. Colcleugh was president of DuPont Asia Pacific.

About DuPont Canada Inc.:
DuPont Canada Inc. is a diversified science company, serving customers across Canada, and in more than 40 other countries. Headquartered in Mississauga, the company operates manufacturing facilities at seven sites in Canada and one in France, with more than 3,300 employees. For more information about DuPont Canada, please visit the company's website at http://www.dupont.ca.

\- 30-

For additional information, please contact:

Richard Gareau
Manager, Public Affairs
DuPont Canada Inc.
(905) 821-5623

Michael Oxley
Treasurer and Director, Finance
DuPont Canada Inc.
(905) 821-5320